October 10, 2006


By facsimile to (561) 237-0803 and U.S. Mail


Mr. Joseph Visconti
Chairman, President, and Chief Executive Officer
ValueRich, Inc.
1804 North Dixie Highway, Suite A
West Palm Beach, FL 33407

Re:	ValueRich, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
SB-2
	Filed September 14, 2006
File No. 333-135511

Dear Mr. Visconti:

	We reviewed the filing and have the comments below.

General

1. We note that there are inconsistencies between the version of the amendment filed on the EDGAR system and the version of the amendment provided on a courtesy basis. For example, the latter omits the delaying amendment language on the registration statement`s facing page, does not highlight the cross reference to the risk factors section on the prospectus` outside front cover page, and states in the proceeds to issuer column of the table on the prospectus` outside front cover page that the proceeds to issuer are $7.60 per share. Since the version of the amendment filed on the EDGAR system is the definitive version, we used that version to conduct our review. Ensure that the version distributed to investors matches the version filed on the EDGAR system.

2. We note your response to the first part of prior comment 4.
Address the last sentence, that is, to discuss the potential liability that ValueRich could incur if persons rely on information from other companies as a result of ValueRich`s services that turns out to be fraudulent or otherwise misleading.

3. We read your response to prior comment 4, including your reference to our Division of Market Regulation`s no-action letter to Angel Capital Electronic Network, publicly available October 25, 1996 ("Angel Capital Letter"). As noted in the letters re:
Progressive
Technology Inc. (October 11, 2000) and Oil-N-Gas Inc. (June 8,
2000),
the Angel Capital Letter involved unique facts. In particular, the
Angel Capital Letter addressed a website that would be run by "universities and/or non-profit entities." The Division of Market Regulation`s staff has not extended such relief to for-profit entities. Given that you will be a for-profit entity that operates a website, magazine, and financial expos, all of which will facilitate introductions of persons, including issuers, investment banks, and investors, for the purpose of selling securities, please explain your basis for not registering as a broker under Section 15 of the Securities Exchange Act.

Registration Statement`s Facing Page

4. Disclosure that ValueRich is registering 300,000 shares of common
stock underlying the underwriter`s warrants and 150,000 included as
part of the underwriter`s warrants is inconsistent with
disclosures
on the prospectus` outside front cover page and page 30 and in the revised underwriting agreement filed as exhibit 1.01 that the underwriter`s warrant will consist of a warrant to purchase 200,000 shares of ValueRich`s common stock. Please reconcile the disclosures.

Prospectus Summary, page 3

5. Please explain what "Web 2.0" is.

6. Refer to prior comment 6. We are unable to locate the revisions in the narrative presentation and reissue the comment in its entirety. As requested previously, ensure that the summary information about ValueRich and its business is balanced by expanding the narrative presentation to disclose that:

* ValueRich has a limited operating history.

* ValueRich published its first edition of ValueRich magazine in spring 2004, hosted its first financial expo in March 2005, and launched the website iValueRich.com in June 2006.

* ValueRich has never been profitable and incurred net losses of $387,000 and $320,000 in its past two fiscal years.

* The report of ValueRich`s independent public accountants includes a going concern paragraph.

7. We note the response to prior comment 19 on page 19 that ValueRich has not obtained revenues from subscription and site membership fees or fees for specific research or matching services. Expand the summary and the risk factors section to include this information.

The Offering, page 4

8. It is not clear to us why the number of shares of common stock outstanding before the offering as of June 30, 2006 does not agree with your interim financial statements. Please clarify or revise.

9. Disclosure in the table that common stock outstanding before the offering as of June 30, 2006 is 8,363,044 shares is inconsistent with disclosures of 6,363,044 shares on page 7 and 6,363,034 shares on page 28. Please reconcile the disclosures throughout the registration statement to ensure that the number of shares outstanding before the offering as of June 30, 2006 is presented consistently.

10. Disclosure in footnote (1) to the table states that the table does not include "shares issuable upon exercise of the warrants contained in the units." Since your responses to prior comments 1,
3, 11, and 16 indicate that ValueRich has restructured the offering to eliminate the warrants, please revise to reflect that fact.

11. Disclosure here, on page 36, and in section 4(c)(iv) of exhibit
1.01 that ValueRich has agreed to retain the underwriter`s representative as a financial consultant for a period of three years at a fee of $36,000 per year is inconsistent with disclosure in section 4 of exhibit 10.01 that ValueRich has agreed to retain the underwriter`s representative as a financial consultant for a period of three years at a fee of $32,000 per year. Please reconcile the disclosures.

Risk Factors, page 6

12. Disclosure in the third risk factor that ValueRich is using
$100,000 of cash per quarter in 2006 is inconsistent with the interim statement of cash flows. Please reconcile the disclosures.

13. Disclosure in the eleventh risk factor that purchasers of the units offered will incur immediate dilution in the net tangible book value from the offering price of $3.39 per unit based on the anticipated IPO price of $3.50 per unit is inconsistent with disclosure in the dilution section that the anticipated IPO price is
$3.50 per share and the dilution to new investors is $2.50 per share.
Please reconcile the disclosures. As noted previously, since ValueRich has restructured the offering to eliminate the warrants, delete any reference to units throughout the registration statement.

14. Disclosure in the thirteenth risk factor that ValueRich will have broad discretion on the application of $6.3 million or 90% of the offering`s proceeds is inconsistent with disclosures in the use of proceeds section that the estimate of net proceeds is $6.3 million and that ValueRich may find it necessary or advisable to reallocate some of the proceeds within the described categories or use a portion of the net proceeds for other purposes. Please reconcile the disclosures.

15. We note the revised disclosure in the fifteenth risk factor in response to prior comment 10. Clarify whether ValueRich has entered into any agreement with a third party for technology, software, systems, and related services. If so, advise what consideration you have given to the filing of any agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B.

16. We note the last risk factor that you added in response to prior comment 12. Move the risk factor to a more prominent place in the front or forepart of the risk factors section.

17. Disclosure in MD&A on page 15 states that the 57% decrease in revenue for the six months ended June 30, 2006 is due principally to a change in ValueRich`s business expo model. Disclosure in the financial statements` note 2 on page F-17 states that management`s initiative to reduce the size of expos after the spring 2005 event also had an impact on ValueRich`s magazine publication model because exhibiting companies and industry professionals that attend the expos are the largest source of magazine advertisement revenues.
Include
in a discrete risk factor a discussion of the risks resulting from the change in ValueRich`s business expo model. We note the disclosure in the twenty-sixth risk factor.

18. We note the disclosure in the financial statements` note 12 that the financial statements have been restated to correct errors in reporting ValueRich`s deferred revenue, warrants, and debt. Include in a discrete risk factor a discussion of the errors resulting in the restatement and the effects that this will have on investors` ability to rely on ValueRich`s financial statements. Address whether this was a result of material weaknesses in ValueRich`s internal controls and ValueRich`s disclosure controls and procedures. Similarly, discuss the restatement in MD&A.

Dilution, page 13

19. Please revise your dilution calculations and your shares purchased disclosures to use the number of shares of common stock outstanding as of June 30, 2006.

Directors and Executive Officers, page 22

20. Refer to prior comment 26. As requested previously, describe briefly in the biographical paragraph of Mr. David Willson his business experience during the past five years. See Item 401(a)(4)
of Regulation S-B. As revised, the disclosure is unclear on the year that Mr. Willson`s employment by American Media Inc. ended and on the year that Mr. Willson`s contract with NewsMax.com began and ended and on the period of time that Mr. Willson worked as an editorial consultant for NewMax. com. We note the revised disclosures to the biographical paragraphs of Messrs. Joseph Visconti and Gregg W. Lowenstein.

Company Facilities, page 24

21. We assume that the revised disclosure in response to prior comment 28 that ValueRich leases the office space at $32,400 per month rather than at $32,400 per year is inadvertent. Please revise.
We note the disclosure in the financial statements` note 7 on page
F-
12.

Shares Eligible for Future Sale, page 28

22. We are unable to locate in the lock-up agreement filed as exhibit
4.06 the provisions disclosed here and in your response letter that would permit any of the persons subject to the lock-up agreements to transfer shares or securities subject to the lock-up agreement during his lifetime or on death to an existing shareholder, a member of his immediate family or the immediate family of an existing shareholder, or to a trust whose beneficiaries are exclusively the restricted person or a member or members of his immediate family, provided that each transferee executes an agreement satisfactory to Lane Capital Markets, LLC before the transfer. Please revise or advise.

23. Disclosures here, on page 7 in the risk factors section, and in exhibit 4.06 that officers, directors, and 5% or more stockholders have agreed that after the 12 month lock-up expiration they will only dispose of or otherwise encumber any of their shares when the share price trades above 60% of the offering price for a 20 consecutive business day period and that all contractual lock-ups will be terminated beginning 12 months from the date of the prospectus if the share price trades above 60%of the offering price for a 20 consecutive business day period are inconsistent with disclosures in section 4(c)(v) of the revised underwriting agreement filed as exhibit 1.01 that state 200% of the offering price rather than 60% of the offering price. Please reconcile the disclosures.

Consolidated Financial Statements, page F-1

General

24. Delete the word "Confidential" because it implies that ValueRich is seeking confidential treatment for the consolidated financial statements and that portions of the consolidated financial statements have been filed separately with the Commission.

25. Please revise the statements of operations and cash flows to include comparative interim disclosures for the six months ended
June
30, 2005 in accordance with Item 310(b)(1) of Regulation S-B.

26. Please file an updated consent from your independent registered public accounting firm in each amendment.

Report of Independent Registered Public Accounting Firm, page F-3

27. It appears from your response that your auditors were not licensed in the state of Florida at the time of the audit. Please tell us where the audit was performed and if there are any requirements under Florida state law for out-of-state auditors. Please note that it is your responsibility to provide financial statements audited by an auditor who meets the requirements of Rule
2-01(a) of Regulation S-X.

Consolidated Balance Sheet, page F-4

28. It is not clear to us what the subscription receivable relates to or why it is reflected in your statements of cash flows. Please clarify or revise. Please be advised that if this receivable relates to the sale of your stock, it may not be appropriate to record it as an asset or to reflect it in your statements of cash flows.

29. Please revise your financial statements to classify the expenses related to stock issued for services and stock issued to founder in operating income (loss).

30. It is not clear to us why you reclassified depreciation expense.
Please be advised that we do not believe this item should be presented outside of operating income or loss.

31. Please revise your financial statements and earnings (loss) per share calculations and footnote disclosures to present and use the weighted average number of shares outstanding for each period rather than the shares outstanding at the end of the period as required by
SFAS 128.

Consolidated Statements of Cash Flows, page F-7

32. Please revise your statements of cash flows to exclude all non-cash stock issuances and to separately present them in the supplemental cash flow information.

33. Please revise your statements of cash flows to show the cash issuances and repayments of debt on a gross basis as required by SFAS
95.

Note 2 - Summary of Significant Accounting Policies, page F-8
Revenue Recognition, page F-11

34. Please clarify if and how EITF 00-21 is applicable to your revenue transactions.

Note 5 - Stock Transactions, page F-12

35. Provide us an analysis of stock transactions during the last
12
months and a reconciliation of the valuation of those transactions relative to the anticipated IPO price. Your analysis of stock transactions should include the date(s) of cash issuances and convertible debt issuances and should identify any related parties.

Note 8 - Debt, page F-13

36. It appears that several of your outstanding notes have matured.
Please describe any defaults existing at the latest balance sheet date and not subsequently cured; if the conditions were waived, state the period of waiver.

37. Disclose when the convertible debts were issued and disclose the material terms, including the conversion rate.

Note 10 - Warrants, page F-17

38. Tell us the date(s) that the warrants were issued during 2005. Tell us how you estimated your stock price for 2005.


Recent Sales of Unregistered Securities, page II-1

39. Refer to prior comment 43. As requested previously, for each transaction in this section where ValueRich relied upon the exemption under the Securities Act`s section 4(2), state specifically whether the purchasers were accredited or sophisticated investors.

40. Disclose the value assigned to the shares issued for:

* The June 15, 2005 transaction in which ValueRich issued 145,000 shares of common stock for services to five employees.

* The May 15, 2006 transaction in which ValueRich issued 50,000 shares of common stock to Cheetak Limited for professional services.

* The June 16, 2006 transaction in which ValueRich issued 50,000 shares of common stock to Mr. Doug Maxwell.

See Item 701(c) of Regulation S-B.

Undertakings, page II-4

41. Include also the second paragraph of the undertaking required by
Item 512(e) of Regulation S-B.

Signatures, page II-5

42. Refer to prior comment 48. As noted previously, ValueRich`s principal financial officer and controller or principal accounting officer both must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must specify each capacity in which he signs the
Form SB-2. See instructions 1 and 2 for signatures on Form SB-2. Since you included only the signature of ValueRich`s controller or principal accounting, please revise.

Exhibit Index

43. We note that you removed from the exhibit index some of the exhibits filed in the initial registration statement. The exhibit index should include all exhibits filed with the initial registration statement plus any exhibits filed in an amendment to the initial registration statement. Please revise.

44. Refer to prior comment 31 and exhibit 23.03. Revise the exhibit index to reflect that the consent is that of Mr. John D. Lane and not
Lane Capital Markets, LLC.

Exhibit 1.01

45. We note that section 7(c)(i) would permit the underwriter to terminate the agreement if there has been any material adverse change in the condition, financial or otherwise, of ValueRich or in ValueRich`s earnings, business, or properties whether or not arising in the ordinary course of business. We note disclosure that ValueRich`s net loss for the six months ended June 30, 2006 increased
668% as compared to the six months ended June 30, 2005. Tell us whether that decline triggered inclusion of earnings in the termination provision. Further, the termination provision appears overly broad in the context of a firm commitment underwriting arrangement. Please revise or advise. For guidance, you may wish to refer to our Division of Market Regulation`s no-action letter to The
First Boston Corporation, publicly available September 3, 1985.

Exhibit 23.01

46. Refer to prior comment 52. As noted previously, ValueRich`s independent public accountants must consent also to being named in the registration statement. See Rule 436 of Regulation C under the
Securities Act. The consent filed as exhibit 23.1 in the initial registration statement consents only to the use of the report of ValueRich`s independent public accountants and does not include a consent to their being named under "Experts" in the registration statement. Please revise.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, ValueRich may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If ValueRich thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since ValueRich and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If ValueRich requests acceleration of the registration statement`s effectiveness, ValueRich should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve ValueRich from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* ValueRich may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that ValueRich provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Bret A. Johnson, Staff Accountant, at (202) 551-3753 or Anne M. McConnell, Senior Staff Accountant, at (202) 551-3709. You

may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,




Jennifer R. Hardy
					    Legal Branch Chief

cc:	Hank Gracin, Esq.
	Lehman & Eilen LLP
	Mission Bay Plaza Office
	20283 State Road 7, Suite 300
	Boca Raton, FL 33498

	Virginia K. Sourlis, Esq.
	The Sourlis Law Firm
	The Galleria
	2 Bridge Avenue
	Red Bank, NJ 07701



Mr. Joseph Visconti
October 10, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE